Exhibit 3.1

1. Name of corporation:

Coil Tubing Technology, Inc. [E0806802005-9]

2. Following is the resolution by the board of directors authorizing the withdrawal of the Certificate of Designation establishing the classes or series of stock:

The Board of Directors of the Corporation hereby approve, confirm and ratify the withdrawal and termination of the Certificate of Designation For Nevada For Profit Corporation (Pursuant to NRS 78.1955), establishing the designations, preferences, limitations and relative rights of the Corporation’s Series B Preferred Stock, as filed with the Secretary of State of Nevada on June 5, 2007.

3. The Series B Convertible Preferred Stock have no rights or preferences whatsoever.

4. Signature: (required)

X /s/ Jason Swinford

Signature of Officer